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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                October 31, 2001

                             BASF AKTIENGESELLSCHAFT
              (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

                Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X       Form 40-F
                                    ---                ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes           No  X
                              ---          ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------


                                   Page 1


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASF Aktiengesellschaft


Date: October 31, 2001                 By:    /s/ Kurt Leidner
                                       ------------------------------------
                                       Name:  Kurt Leidner
                                       Title: Director Communications
                                              Ludwigshafen site


                                       By:    /s/ Felix Gress
                                       ------------------------------------
                                       Name:  Felix Gress
                                       Title: Director Communications
                                              BASF Group





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EXHIBIT INDEX

Exhibit 99.1  BASF Press Release Vitamin B2 Production.

Exhibit 99.2  Press Release Interview with DR. Juergen F. Strube.

Exhibit 99.3  Press Release Biotechnology at BASF

Exhibit 99.4  BASF Worldaccount Now Online

Exhibit 99.5  Press Release Petronas Chemicals in Malaysia

Exhibit 99.6  Press Release BASF - YPC Petrochemical in Nanjing